UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aventine Renewable Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05356X403
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

 _____________
  *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aventine Renewable Energy Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,833,495
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,833,495
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,833,495
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Partners IV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,837,908
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,837,908
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,837,908
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW IV 892 Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 839,340
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 839,340
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,340
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Metalmark Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,684,062
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,684,062
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,062
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.4%
12.	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Investors IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 269,172
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 269,172
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,172
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 269,172
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 269,172
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,172
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 05356X403	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 269,172
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 269,172
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,172
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON CO, IA

Item 1(a).  Name of Issuer:

Aventine Renewable Energy Holdings, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

1300 South 2nd Street, Pekin, Illinois, 61554

Item 2(a).  Name of Person Filing:

See item 2(b) below.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

(1)	Aventine Renewable Energy Holdings LLC (“AVR LLC”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(2)	Morgan Stanley Dean Witter Capital Partners IV, LP (“MSDW IV”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(3)	MSDW IV 892 Investors, LP (“MSDW 892”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(4)	Metalmark Capital LLC (“Metalmark”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(5)	Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDW Capital Investors”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(6)	MSDW Capital Partners IV LLC (“MSDW Capital Partners”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

(7)	MSDW Capital Partners IV, Inc. (“MSDW Inc.”)
c/o Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

Item 2(c).  Citizenship:

See item 4 on Cover Pages to this Schedule 13G

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

05356X403

Item 3.    If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

(a)    Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G

MSDW IV may be deemed to indirectly beneficially own 9,837,908 shares of the reported securities and MSDW 892, may be deemed to indirectly beneficially own 839,340 shares of the reported securities, in each case by virtue of their direct ownership interest in AVR LLC.  Metalmark may be deemed to have beneficial ownership of the 10,684,062 shares of the reported securities, including the 10,677,248 shares indirectly beneficially owned by MSDW IV and MSDW 892.

MSDW Capital Investors may be deemed to indirectly beneficially own 269,172 shares of the reported securities through its direct ownership interest in AVR LLC.  MSDW Capital Partners is the general partner of MSDW Capital Investors.  MSDW Inc. is the institutional managing member of MSDW Capital Partners. By virtue of these relationships, each of MSDW Capital Partners and MSDW Inc. may be deemed to have beneficial ownership of the 269,172 shares of the reported securities indirectly beneficially owned by MSDW Capital Investors.

MSDW IV, MSDW 892, MSDW Capital Investors, MSDW Capital Partners, MSDW Inc. and Metalmark each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(b)    Percent of class:

See item 11 on Cover Pages to this Schedule 13G.

(c)    Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

See item 5 on Cover Pages to this Schedule 13G.

(ii) Shared power to vote or to direct the vote:

See item 6 on Cover Pages to this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of:

See item 7 on Cover Pages to this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of:

See item 8 on Cover Pages to this Schedule 13G

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.  Certifications.

Not  Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Kenneth F. Clifford
By: Kenneth F. Clifford, as authorized signatory of Aventine Renewable Energy Holdings LLC

/s/ Kenneth F. Clifford
By: Kenneth F. Clifford, as authorized signatory of Metalmark

/s/ Kenneth F. Clifford
By:  Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for, MSDW Capital Partners and MSDW Inc. and for the institutional managing member of the general partner of each of MSDW IV and MSDW 892

/s/ Agatha Ruddy
By: Agatha Ruddy, as authorized signatory for the managing member of the general partner of MSDW Capital Investors